SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2005

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2005

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi TECHNOLOGIES HOLDINGS, INC.

SEC FORM 6-K

March 2005

Description	Page
Press Release, dated March 16, 2005
PSi Technologies Receives Nasdaq Delisting Notice	3

PSi TECHNOLOGIES RECEIVES NASDAQ DELISTING NOTICE

South San Francisco, CA & Manila, Philippines – March 16, 2005 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced that it has received a Nasdaq Staff Determination indicating that PSi fails to comply with the market value of publicly-held shares requirement for continued listing set forth in Marketplace Rule 4450(a)(2) and that its ADSs will be delisted from The Nasdaq National Market at the opening of business on March 18, 2005 unless PSi requests a hearing before a Nasdaq Listing Qualifications Panel or applies to transfer its securities from The Nasdaq National Market to the Nasdaq SmallCap Market (“SmallCap Market”), prior to the end of business on March 16, 2005.

PSi has submitted its application for the transfer of its securities from the Nasdaq National Market to the Nasdaq SmallCap Market. The initiation of the delisting proceedings will be stayed pending the Nasdaq Staff’s review of the transfer application. If the Nasdaq Staff does not approve the Company’s transfer application, then the Company’s securities may be delisted. At that time, PSi may appeal the Nasdaq Staff’s determination to a Listing Qualifications Panel.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:
Edison G. Yap, CFA	Amy Cozamanis
(63 917) 894 1335 egyap@psitechnologies.com.ph	(310)854 8314
acozamanis@financialrelationsboard.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi is included in the documents PSi files from time to time with the Securities and Exchange Commission.